UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Hill-Rom Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

Indiana	1-6651	35-1160484
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

130 East Randolph Street, Suite 1000 Chicago, IL	60601
(Address of Principal Executive Offices)	(Zip Code)

Jason Richardson	(312) 819-7200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Hill-Rom Holdings, Inc. (the “Company”) has filed a Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available at http://www.hill-rom.com/usa/Our-Company/About-us/Ethics-and-Compliance/

Item 1.02 Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hill-Rom Holdings, Inc.
(Registrant)

/s/ Steven J. Strobel
By: Steven J. Strobel, Senior Vice President and Chief Financial Officer
Date: May 18, 2018